ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTE OF THE MEETING OF THE SUPERVISORY COUNCIL OF OCTOBER 26, 2023 DATE AND TIME: On October 26, 2023, at 8:00 am. CHAIR: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Supervisory Council. RESOLUTION UNANIMOUSLY ADOPTED: 1. The members of the Company’s Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders’ Meeting in order to: 1.1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and its resulting dissolution are established, with the merger, by the Company and Itaú BBA Assessoria Financeira S.A. (“Itaú BBA Assessoria”), of the spun-off portions, with the purpose of transferring the activities as follows: (a) all typical activities of financial institutions to the Company; and (b) all activities related to financial advisory, structuring and coordination of securities transactions to Itaú BBA Assessoria (“Transaction”); 1.2. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the assets of Itaú BBA to be merged into the Company (“Appraisal Report”); 1.3. Resolve on the Appraisal Report, based on the balance sheet of Itaú BBA as of June 30, 2023, which may be updated in view of subsequent events; 1.4. Resolve on the Transaction, with no increase in the Company’s capital stock. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion: “After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders’ Meeting, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents properly reflect the capital structure and the financial position of the Company, and the total spin-off transactions of Banco Itaú BBA S.A. and the merger of the spun-off portion into the Company, as well as their legal effects, represent fairly the interests of the Company’s stockholders, in compliance with the applicable legal and statutory rules and procedures.” page 2 CLOSING: Once the work was completed, this minute was signed after being drafted, read and approved by all. São Paulo (SP), October 26, 2023. (undersigned) Gilberto Frussa – Chair; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence